modbook inc

Modbook Inc
2017 Crowdfunding Campaign

In-depth: Wacom

August 2017

wefunder.com/modbook

modbook inc

Legal Disclaimer

All statements in this presentation, other than those of historical fact, are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the future plans and objectives of the Company. These risks and uncertainties include, but are not restricted to, the need for adequate financing for future acquisitions and growth efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

modbook inc

Wacom - Primary Business Focus On Creative Industries

- Wacom Co., Ltd. (TYO: 6727)
- Founded 1983 in Tokyo, Japan
- Key vendor of pen devices for creative “almost” solutions
- 54% of revs from pen-solutions for Creative Industries*
- $672m revenues
- 40% gross profit margin
- 8% ($59.9m) operating profit (5 year average)
- 1,072 employees worldwide



modbook inc

Wacom Business Segments (by revs, 2016, $673m total)



Other ($59m)
8%
55%
37%
Creative Business ($366m)
Creative Mobile
Creative Display
Creative Pen Tablet
Technology Solutions ($247m)
Pen Sensor Systems | Phones
Pen Sensor Systems | Tablets
Pen Sensor Systems | Notebooks
Creative Industries
OEMs
Other

modbook inc

Wacom - Creative Business Segment


Other
8% , $59m
Creative Business
55% , $366m
5%
18%
32%
Tech Solutions
37% , $247m
$33m
$120m
$214m
CY 2016

Creative Mobile

- Pen tablet computers
- 13.3 and 15.6 inches
- $1,500 - $3,000
- approx. min. 14k units



Creative Displays

- Pen-enabled displays
- 13.3, 15.6, 22, 27 inches
- $1,000 - $2,800
- approx. min. 90k units



Creative Pen Tablets

- Pen graphic tablets
- $80 - $550
- approx. min. 1.4m units



All numbers and projections are opinions based on annual financial statements & industry reports

modbook inc

Industry Standard “Almost” Solution vs. Modbook Pro X

	Laptop + Pen Computer	Modbook Pro X	
			
Pen Display	16:9 — 150 nits — 800:1	16:10 — 500 nits — 1,500:1	better
Mobility	2 devices, stand, link-box, 3 cables, ….	1 device	better
Portability	8.6 pounds weight (2 devices)	5.4 pounds weight	lighter
Usability	70 Wh Battery — up to 6 hours	76 Wh Battery — up to 10 hours	longer
Cost	starting at $5,018	starting at $4,898	same

Specs as compared to Wacom MobileStudio Pro 16. All product, specs and data are subject to change without notice.

modbook inc

Wacom: Only Other HW Maker With Creative Focus

Wacom

- Wacom revenues and margins demonstrate spending power and need in the Creative Industries
- Creative Mobile (tablet computers) are Wacom's fastest growing business segment
- Modbook Pro X is the better solution for Mac users currently buying Creative Mobile & Creative Pen Displays

Wacom and all other PC vendors

- Prevented from making Macs by Apple's strict non-macOS-licensing stance
- Mac users only grudgingly willing to settle for non-macOS solutions (i.e. Windows, Android)
- Modbook Pro X, a true macOS system, will put targeted Mac customers out of their reach

modbook inc

For additional information, or to make an investment

Visit our offering page here: wefunder.com/modbook

modbook inc

Thank You.